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                                     SCHEDULE 13D


 CUSIP NO. 859727 10 9                                        Page   1  of  10

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.  1)


                                 STERLING VISION, INC.
                                   (Name of Issuer)


                       Common Stock, $.01 par value per share
                            (Title of Class of Securities)


                                     859727 10 9
                                    (CUSIP Number)

Michael Lauer                     Copy to:  Robert G. Leonard
Lancer Partners, L.P.                       Spitzer & Feldman P.C.
200 Park Avenue                             405 Park Avenue
Suite 3900                                  New York, NY 10022-4405
New York, NY 10166                          (212) 888-6680
(212) 808-3700


   ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    April 11, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.      / /

Check the following box if a fee is being paid with the statement.         / /


There are no Exhibits



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CUSIP NO. 859727 10 9                                        Page   2  of  10

------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Lancer Partners, L.P. (EIN #13-3798983)
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                                                      (b) / /
------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                          / /
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
------------------------------------------------------------------------------
      NUMBER OF        7   SOLE VOTING POWER
                           563,700
       SHARES          -------------------------------------------------------
                       8   SHARED VOTING POWER
    BENEFICIALLY           0
                       -------------------------------------------------------
    OWNED BY EACH      9   SOLE DISPOSITIVE POWER
                           563,700
      REPORTING        -------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
     PERSON WITH           0
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    563,700
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.1% (Based on 13,915,000 outstanding on 8/15/97)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF THE COVER PAGE,
                                RESPONSES TO ITEMS 1-7
                        (INCLUDING EXHIBITS) OF THE SCHEDULE,
                            AND THE SIGNATION ATTESTATION


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CUSIP NO. 859727 10 9                                        Page   3  of  10

------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Lancer Offshore, Inc.   (EIN#   N/A)
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                          / /
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands
------------------------------------------------------------------------------
   NUMBER OF           7  SOLE VOTING POWER
                          750,400
     SHARES            -------------------------------------------------------
                       8  SHARED VOTING POWER
  BENEFICIALLY            0
                       -------------------------------------------------------
  OWNED BY EACH        9  SOLE DISPOSITIVE POWER
                          750,400
    REPORTING          -------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
   PERSON WITH            0
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    750,400
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        / /
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.4%  (Based on 13,915,000 outstanding on 8/15/97)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF THE COVER PAGE,
                                RESPONSES TO ITEMS 1-7
                        (INCLUDING EXHIBITS) OF THE SCHEDULE,
                            AND THE SIGNATION ATTESTATION


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CUSIP NO. 859727 10 9                                        Page   4  of  10

Item 1.  SECURITY AND ISSUER

         This statement on Amendment No. 1 to Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value per share (the "Sterling Common Stock") of Sterling Vision, Inc., a New York corporation ("Sterling"). Lancer Partners, L.P. and Lancer Offshore, Inc. (collectively, the "Group"; each member of the Group being hereinafter referred to as "Member") directly own 563,700 shares and 750,400 shares respectively, of Sterling Common Stock. The principal executive offices of Sterling are located at 1500 Hempstead Turnpike, East Meadow, NY 11554.

Item 2.  IDENTITY AND BACKGROUND

         This Statement is filed by the Group.   Lancer Partners, L.P. is a New
York private investment limited partnership with its principal office located at 200 Park Avenue, Suite 3900, New York, New York 10166. Lancer Offshore, Inc. is a British Virgin Islands private investment corporation with its principal business and principal office located at c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business of Lancer Partners, L.P. and Lancer Offshore, Inc. is the making of diversified investments. Michael Lauer is the sole general partner of Lancer Partners, L.P. Michael Lauer is an individual with a principal business and principal office located at 200 Park Avenue, Suite 3900, New York, New York 10166. Michael Lauer's principal business is the operation and management of private investment entities that engage in making diversified investments. Lancer Management, LLC, a New York limited liability company ("LLC") is the sole investment manager of Lancer Offshore, Inc. Michael Lauer and Alpha Omega Group, Inc. ("AOGI") are the sole members of the LLC and they collectively control its operations and activities. The directors of Lancer Offshore, Inc. are Anthony J. Stocks, John M.S. Verhooren and Inter Caribbean Services Ltd. ("ICSL"). All of the directors of Lancer Offshore, Inc. are affiliates of CITCO Fund Services (Curacao) N.V. (the "Administrator"), the Administrator of Lancer Offshore, Inc. Lancer Offshore, Inc. does not have any officers. The principal business of the LLC is investment management. The principal business of AOGI is that it serves as a business consultant. The principal business and principal office address for the LLC and AOGI is 200 Park Avenue, Suite 3900, New York, New York 10166. Michael Lauer is the sole shareholder, director and officer of AOGI. The principal business of Anthony J. Stocks and John M.S. Verhooren, is serving as employees of the Administrator. The Administrator's principal business is that of an administrator, registrar and transfer agent for non-U.S. private investment companies. The principal business of ICSL is the administrative management of private investment vehicles. The principal business and principal office address for Anthony J. Stocks, John M.S. Verhooren, Administrator, ICSL and the directors and officers of ICSL is Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles.


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CUSIP NO. 859727 10 9                                        Page   5  of  10


Item 2(d).

         During the last five years, neither Lancer Partners, L.P. nor its general partner has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, neither Lancer Offshore, Inc., its investment manager, the members of its investment manager, the directors of Lancer Offshore, Inc. nor the directors or executive officers of AOGI, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Item 2(e).

         During the last five years, neither Lancer Partners, L.P. nor its general partner was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         During the last five years, neither Lancer Offshore, Inc., its investment manager, the members of its investment manager, the directors of Lancer Offshore, Inc. nor the directors or executive officers of AOGI, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Lancer Partners, L.P. and Lancer Offshore, Inc. are each private investment entities that pool their respective participants' contributions. All funds used by Lancer Partners, L.P. and Lancer Offshore, Inc. to acquire Sterling Common Stock came from working capital. Lancer Partners, L.P. has used $4,454,781 in the aggregate to acquire the 563,700 shares of Sterling Common Stock it currently beneficially owns. Lancer Offshore, Inc. has used $6,019,094 in the aggregate to acquire the 750,400 shares of Sterling Common Stock it currently beneficially owns.


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CUSIP NO. 859727 10 9                                        Page   6  of  10


Item 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities is for investment purposes. Other than as discussed above in this Statement, neither the Group or any of its Members currently have any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of Sterling, or the disposition of securities of Sterling;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sterling or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of Sterling or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of Sterling, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e) any material change in the present capitalization or dividend policy of Sterling;

         (f) any other material change in Sterling's business or corporate structure;

         (g) changes in Sterling's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sterling by any person;

         (h) causing a class of securities of Sterling to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of Sterling becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  any action similar to any of those enumerated above.

         The Group intends to evaluate continuously their investment in Sterling and, based on such evaluation, may determine at a future date to change their respective current positions as to any action enumerated above.


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CUSIP NO. 859727 10 9                                        Page   7  of  10


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Lancer Partners, L.P. owns 563,700 shares of Sterling Common Stock, which amount represents approximately 4.1% of the outstanding shares of Sterling Common Stock (based on 13,915,000 shares outstanding on August 15,
1997). Lancer Offshore, Inc. owns 750,400 shares of Sterling Common Stock, which amount represents approximately 5.4% of the outstanding shares of Sterling Common Stock (based on 13,915,000 shares outstanding on August 15, 1997).

              No other person named in Item 2 above beneficially owns any shares of Sterling Common Stock.

         (b) Each Member is the sole record owner of the securities identified in subsection (a) above, and has sole power to vote or direct the vote of such securities. Each Member has the sole power to dispose or direct the disposition of all of their respective securities identified in subsection (a) above.

         (c) Set forth below is a schedule listing the Members of the Group, date of transaction, nature of transaction, amount of Sterling Common Stock involved and price per share in securities of Sterling during the last sixty
(60) days. All transactions were effected in an open market purchase on the NASDAQ National Market:


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CUSIP NO. 859727 10 9                                        Page   8  of  10


                Nature          Number of Shares        Price Per Share
                  of              of Sterling            of Sterling
  Date        Transaction         Common Stock           Common Stock
--------      -----------       ----------------        ---------------

Lancer Partners, L.P.(1)

07/21/97       Purchase                 5,000               $  6.39
07/21/97       Purchase                12,500               $  6.54
07/31/97       Purchase                 1,500               $  7.01
07/31/97       Purchase                 4,200               $  6.93
08/06/97       Purchase                 5,000               $  7.02
08/06/97       Purchase                 7,000               $  7.13
08/07/97       Purchase                 5,000               $  6.97
08/19/97       Purchase                 8,750               $  7.92
08/19/97       Purchase                31,250               $  7.80
08/29/97       Purchase                10,000               $  7.10
09/16/97       Purchase                 2,500               $  6.30

Lancer Offshore, Inc.(2)

07/21/97       Purchase                 5,000               $  6.39
07/21/97       Purchase                12,500               $  6.54
07/30/97       Purchase                 1,700               $  6.65
07/31/97       Purchase                 3,000               $  7.01
08/06/97       Purchase                 3,000               $  7.13
08/06/97       Purchase                 5,000               $  7.05
08/06/97       Purchase                10,000               $  6.88
08/06/97       Purchase                10,000               $  7.13
09/16/97       Purchase                 2,500               $  6.30

          (d) No person other than Michael Lauer, as to Lancer Partners, L.P., and the LLC as to Lancer Offshore, Inc., is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities identified in subsection (a) above.

------------------------------
(1) Prior to July 21, 1997, Lancer Partners, L.P. owned 471,000 shares of Sterling Common Stock.

(2) Prior to July 21, 1997, Lancer Offshore, Inc. owned 697,700 shares of Sterling Common Stock.


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CUSIP NO. 859727 10 9                                        Page   9  of  10


          (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.  See Item 2 above.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS

          1. See Exhibit 1 to Schedule 13D filed May 13, 1997 with the Securities and Exchange Commission for copy of Joint Filing Agreement.





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CUSIP NO. 859727 10 9                                        Page   10  of  10


                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:    September 18, 1997


                                       LANCER PARTNERS, L.P.



                                       By: /s/ Michael Lauer
                                          --------------------------------------
                                       Name:     Michael Lauer
                                       Title:    General Partner




                                       LANCER OFFSHORE, INC.



                                       By: /s/ Inter Caribbean Services, Ltd.
                                          --------------------------------------
                                       Name:     Inter Caribbean Services, Ltd.
                                       Title:    Director